Mail Stop 3561

April 15, 2008

Mr. James Cole
President and Principal Financial Officer
Noble Innovations, Inc.
3044 North 33rd Avenue
Phoenix, Arizona 85017

RE: **Noble Innovations, Inc.**
Form 10-KSB for Fiscal Year Ended December 31, 2006 Filed April 2, 2007
File No. 333-118632

Dear Mr. Cole:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief